FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated May 11, 2011 regarding consolidated financial results for fiscal 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date May 13, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results for Fiscal 2010

Tokyo, May 11, 2011 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2010, ended March 31, 2011.

Note:	1. All figures were converted at the rate of 83 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2011.
2. Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) attributable to Hitachi, Ltd. stockholders per share (6) and Net income (loss) attributable to Hitachi, Ltd. stockholders per American Depositary Share (7).

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
1. Revenues	8,968,546	9,315,807	104	112,239
2. Operating income	202,159	444,508	220	5,356
3. Income before income taxes	63,580	432,201	680	5,207
4. Net income (loss)	(84,391)	303,126	—	3,652
5. Net income (loss) attributable to Hitachi, Ltd.	(106,961)	238,869	—	2,878
6. Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	(29.20)	52.89	—	0.64
Diluted	(29.20)	49.38	—	0.59
7. Net income (loss) attributable to Hitachi, Ltd. stockholders per ADS (representing 10 shares)
Basic	(292)	529	—	6.37
Diluted	(292)	494	—	5.95

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S.GAAPs.
	2.	Operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 913 consolidated subsidiaries, including Variable Interest Entities, and 164 equity-method affiliates.
		Consolidated trust accounts are not included into the figures of consolidated subsidiaries.

1. Qualitative Information Concerning Consolidated Business Results

1-1. Summary of Fiscal 2010 Consolidated Business Results

(1) Business Results

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	9,315.8	4%	112,239
Operating income	444.5	242.3	5,356
Income before income taxes	432.2	368.6	5,207
Net Income	303.1	387.5	3,652
Net Income attributable to Hitachi, Ltd.	238.8	345.8	2,878

In fiscal 2010, the year ended March 31, 2011, demand in the electronics- and automotive-related fields recovered globally. However, the Great East Japan Earthquake on March 11 caused catastrophic damage over a wide area of eastern Japan, and had a major impact on an array of corporate activities, from production to sales. Hitachi suffered damage to its buildings and production facilities, in-process products, and other assets. The Company also faced production adjustments, delays in contract forming, delivering, and customer’s inspection / acceptance.

Hitachi’s consolidated revenues for fiscal 2010 increased 4% year over year to 9,315.8 billion yen, despite the impact of the Great East Japan Earthquake on all segments. In addition to higher revenues in the Construction Machinery segment, centered on emerging countries, this overall increase was attributable to higher year over year revenues in the High Functional Materials & Components, Automotive Systems and Electronic Systems & Equipment segments and others in line with recovering demand in the electronics- and automotive-related fields.

Overseas revenues increased 11% year over year, to 4,046.5 billion yen, mainly due to a global recovery in demand in the electronics- and automotive-related fields.

Hitachi posted consolidated operating income of 444.5 billion yen, an improvement of 242.3 billion yen year over year, despite the impact of the Great East Japan Earthquake in all segments. This much improved result was attributable to increased revenues and improved year over year operating income in the Electronic Systems & Equipment, Components & Devices, High Functional Materials & Components, Construction Machinery, and Automotive Systems segments. These improvements reflected progress with business structure reform measures, procurement cost and fixed expenses reduction and project management. Especially, the Information & Telecommunication Systems segment improved even amid ongoing reduction in IT investment in Japan.

Hitachi posted net other deductions of 12.3 billion yen, an improvement of 126.2 billion yen year over year. Despite recording exchange losses resulting from the yen’s appreciation, the overall improvement reflected the recording of a net gain on sales of marketable securities mainly due to the transfer of management rights relating to IPS Alpha Technology, Ltd. to Panasonic Corporation, as well as a decrease of business restructure expenses. As a result, Hitachi recorded income before income taxes of 432.2 billion yen, an improvement of 368.6 billion yen year over year. After income taxes of 129.0 billion yen, Hitachi posted net income of 303.1 billion yen, a year over year improvement of 387.5 billion yen. After deducting net income attributable to noncontrolling interests of 64.2 billion yen, Hitachi posted record-high net income attributable to Hitachi, Ltd. of 238.8 billion yen, a year over year improvement of 345.8 billion yen.

(2) Revenues and Operating Income by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	1,652.0	(3%)	19,904
Operating income	98.6	4.0	1,188

For fiscal 2010, the segment recorded revenues of 1,652.0 billion yen, a decrease of 3% year over year, with software and services, and hardware recording lower sales due to ongoing reductions in IT investment in Japan. This overall decrease came despite robust growth of storage solutions sales in overseas markets.

Segment operating income improved 4.0 billion yen to 98.6 billion yen, mainly the result of higher year over year operating income from software and services due primarily to improved project management and cost reductions even amid the negative impacts of lower revenues and the Great East Japan Earthquake.

[Power Systems]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	813.2	(8%)	9,798
Operating income	22.0	0	265

For fiscal 2010, segment revenues decreased 8% year over year to 813.2 billion yen. The decrease was mainly attributable to the impact of the Great East Japan Earthquake, as well as lower year over year sales from thermal power generation systems due to some projects being pushed back, and lower sales recorded for preventative maintenance services for nuclear power generation systems.

Segment operating income was mostly the same as the previous year at 22.0 billion yen, as improved project management, progress with cost reductions and other factors offset the impact of lower revenues and the impact of the Great East Japan Earthquake.

[Social Infrastructure & Industrial Systems]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	1,156.9	(7%)	13,939
Operating income	39.9	(2.1)	481

For fiscal 2010, segment revenues decreased 7% year over year, to 1,156.9 billion yen, despite strong growth in sales of elevators and escalators in China. The overall decrease was mainly due to the impact of the Great East Japan Earthquake, in addition to lower sales resulting from a transactional method change in some products of a manufacturing subsidiary are distributed.

Segment operating income decreased 2.1 billion year over year, to 39.9 billion yen, mainly due to the decrease in revenues, and the impact of the Great East Japan Earthquake.

[Electronic Systems & Equipment]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	1,079.3	8%	13,004
Operating income	37.2	42.5	449

For fiscal 2010, the segment recorded an 8% year over year increase in revenues, to 1,079.3 billion yen, despite the impact of the Great East Japan Earthquake. The increase in revenues mainly reflected higher sales of semiconductor-related manufacturing equipment, electronic component processing equipment and others, in line with rebounding capital expenditures in the electronics field.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 42.5 billion yen year over year, to 37.2 billion yen due to higher sales of semiconductor-related manufacturing equipment, electronic component processing equipment and other products.

[Construction Machinery]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	751.3	29%	9,053
Operating income	49.1	31.5	593

For fiscal 2010 segment revenues increased 29% year over year, to 751.3 billion yen, despite the impact of the Great East Japan Earthquake. This increase reflected the effect of making Indian company Telco Construction Equipment Co., Ltd. a consolidated subsidiary in March 2010. Another contributing factor was growth in sales of hydraulic excavators and other products, especially in China and other emerging economies such as Asia, and to resource-rich nations such as Australia.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 31.5 billion yen year over year, to 49.1 billion yen due to higher revenues.

[High Functional Materials & Components]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	1,408.1	13%	16,966
Operating income	84.5	40.0	1,018

For fiscal 2010, segment revenues increased 13% year over year, to 1,408.1 billion yen. This result reflects year over year growth at Hitachi Metals, Ltd., Hitachi Cable, Ltd. and Hitachi Chemical Co., Ltd. due to healthy demand for automotive-related components and other products.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 40.0 billion yen to 84.5 billion yen due to higher revenues.

[Automotive Systems]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	737.9	16%	8,890
Operating income	23.7	29.2	287

For fiscal 2010, segment revenues increased 16% year over year, to 737.9 billion yen, despite the impact of the Great East Japan Earthquake. This increase reflected healthy growth in sales before the earthquake, supported by a global recovery in demand, particularly in emerging countries, as well as a government program in Japan to spur vehicle sales.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 29.2 billion yen year over year, to 23.7 billion yen on account of improved capacity utilization in line with recovering demand, and the benefits of business structure reforms.

[Components & Devices]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	809.8	7%	9,757
Operating income	43.6	42.5	526

For fiscal 2010, segment revenues increased 7% year over year, to 809.8 billion yen, mainly due to higher sales of HDDs, reflecting robust demand for use in PCs and servers.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 42.5 billion yen year over year, to 43.6 billion yen. This improvement was due to higher earnings in HDD operations on increased sales, the contribution from new products, cost reduction and others.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2011 include operating results of Hitachi GST for the period from January through December 2010.

[Digital Media & Consumer Products]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	951.5	2%	11,465
Operating income	14.9	22.1	180

For fiscal 2010, the segment recorded a 2% increase in revenues year over year, to 951.5 billion yen, despite optical disk drive-related products recording lower sales due to lackluster demand. The segment revenue growth reflected higher year over year sales of commercially packaged air conditioners, as well as growth in sales of flat-panel TVs, room air-conditioners, refrigerators and other products eligible for the eco-points program in Japan.

Segment operating income improved 22.1 billion yen year over year, to 14.9 billion yen. This result was mainly due to strong performances by commercially packaged and room air-conditioners, in addition to the benefits of business structure reforms in flat-panel TV and other operations. This improvement was despite lower earnings from optical disk drive-related products in line with lower sales, as well as the impact of the Great East Japan Earthquake.

Note:	The optical disk drive operations are conducted by Hitachi-LG Data Storage, Inc (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the year ended March 31, 2011 include the operating results of HLDS for the period from January through December 2010.

[Financial Services]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	372.9	(11%)	4,494
Operating income	14.2	5.7	172

For fiscal 2010, the segment reported an 11% year over year decrease in revenues, to 372.9 billion yen, due to the recording of large cancellation penalty payment receipts in the previous fiscal year. This was despite healthy growth in outsourcing and other businesses that generate revenues from commission services at Hitachi Capital Corporation.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 5.7 billion yen to 14.2 billion yen. This was due to recording earnings related to receivables that were recorded as gains on sale up through March 31, 2010 in line with the consolidation of securitization entities from April 1, 2010, based on new U.S. GAAP accounting standards. The improvement also reflected reduced financing costs at Hitachi Capital Corporation in the U.S. and Europe.

[Others]

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change (% or billions yen)	U.S. dollars (millions)
Revenues	767.4	0%	9,247
Operating income	28.9	9.5	349

For fiscal 2010, segment revenues were mostly unchanged from the previous year, at 767.4 billion yen, as higher revenues at Hitachi Transport System, Ltd. on healthy growth in third-party logistics solutions were mainly offset by the impact of the transfer in June 2010 of Hitachi group’s internal food service business to Nissin Healthcare Food Service Co., Ltd.

Despite the impact of the Great East Japan Earthquake, segment operating income improved 9.5 billion yen to 28.9 billion yen, mainly due to higher earnings in line with increased revenues at Hitachi Transport System, Ltd.

(3) Revenues by Market

	Year ended March 31, 2011
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	5,269.2	(1%)	63,485
Outside Japan	4,046.5	11%	48,754
Asia	2,073.7	22%	24,985
North America	781.1	7%	9,411
Europe	760.0	(8%)	9,157
Other Areas	431.6	8%	5,201

Revenues in Japan were 5,269.2 billion yen, down 1% year over year. This decrease was mainly due to delays in contract forming, delivering, and customer’s inspection / acceptance, in regard to certain products due to the impact of the Great East Japan Earthquake. This was despite higher revenues mainly in the High Functional Materials & Components, Automotive Systems and Digital Media & Consumer Products segments in line with recovering demand in the electronics- and automotive-related fields, and the positive impact of the eco-points program in Japan.

Outside Japan revenues increased 11% to 4,046.5 billion yen. In addition to higher sales in the Construction Machinery Segment, mainly to emerging countries, the Electronic Systems & Equipment, High Functional Materials & Components, Components & Devices and Automotive Systems segments posted strong revenue growth due to recovering demand in the electronics- and automotive-related fields.

As a result, the ratio of overseas revenues to consolidated revenues increased 2 points year over year to 43%.

(4) Capital Investment, Depreciation and R&D Expenditures

Capital investment on a completion basis, excluding leasing assets, increased 10% year over year, to 273.1 billion yen, primarily due to investments for boosting production to meet recovering demand.

Depreciation, excluding leasing assets, decreased 15% year over year, to 303.6 billion yen, primarily due to the strict selection of capital investments throughout the previous year.

R&D expenditures increased 6% year over year to 395.1 billion yen, which corresponded to 4.2% of consolidated revenues. The increase was due mainly to further R&D investment to strengthen the Social Innovation Business.

(5) Outlook for Fiscal 2011

At this time, Hitachi has not issued consolidated business forecasts for fiscal 2011 because it is difficult to rationally estimate the impact of the Great East Japan Earthquake. Hitachi plans to announce these forecasts when disclosure becomes possible.

1-2. Financial Position

(1) Financial Position

	As of March 31, 2011
	Yen (billions)	Change from March 31, 2010	U.S. dollars (millions)
Total assets	9,185.6	221.1	110,670
Total liabilities	6,744.2	47.6	81,256
Interest-bearing debt	2,521.5	154.4	30,380
Total Hitachi, Ltd. stockholders’ equity	1,439.8	155.2	17,348
Noncontrolling interests	1,001.5	18.3	12,067
Total Hitachi, Ltd. stockholders’ equity ratio	15.7%	1.4 point improvement	—
D/E ratio (including noncontrolling interests)*[1]	1.03 times	0.35 point improvement	—
D/E ratio (including noncontrolling interests)*[2]	0.86 times	0.18 point improvement	—

*1:	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities in accordance with the application of new accounting standards.
*2:	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities in accordance with the application of new accounting standards.

Total assets as of March 31, 2011 increased 221.1 billion yen from March 31, 2010 to 9,185.6 billion yen. This mainly resulted from the recording of financial assets that had been transferred off the balance sheet to securitization entities, principally in the Financial Services Segment, in accordance with the application of new U.S. GAAP accounting standards effective April 1, 2010. Similarly, interest-bearing liabilities increased by 154.4 billion yen, to 2,521.5 billion yen due to the recording of liabilities associated with the consolidation of securitization entities. Stockholders’ equity increased 155.2 billion yen from March 31, 2010, to 1,439.8 billion yen due mainly to the improvement in net income attributable to Hitachi, Ltd. As a result, the total Hitachi, Ltd. stockholders’ equity ratio was 15.7%. The debt-to-equity ratio, including noncontrolling interests, was 1.03. Excluding the impact of adopting new accounting standards, the debt-to-equity ratio, including noncontrolling interests, improved 0.18 point from March 31, 2010 to 0.86.

(2) Cash Flows

	Year ended March 31, 2011
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	841.5	43.2	10,139
Cash flows from investing activities	(260.3)	270.2	(3,137)
Free cash flows	581.2	313.5	7,003
Cash flows from financing activities	(584.1)	(81.8)	(7,038)

Operating activities provided net cash of 841.5 billion yen, a year over year increase of 43.2 billion yen. This increase primarily reflected a major improvement in net income.

Investing activities used net cash of 260.3 billion yen, 270.2 billion yen less than in the previous year, mainly due to proceeds from the sale of shareholdings, and the strict selection of investments in property, plant and equipment.

Free cash flows, the sum of cash flows from operating and investing activities, stood at a positive 581.2 billion yen, a 313.5 billion yen improvement year over year.

Financing activities used net cash of 584.1 billion yen, primarily for debt repayment and dividend payments.

The net result of the above items was a decrease of 22.7 billion yen in cash and cash equivalents, to 554.8 billion yen.

Free cash flows increased due to the consolidation of securitization entities in accordance with the application of new U.S. GAAP accounting standards effective from April 1, 2010. However, the application of these standards had almost the same effect on cash outflows in financing activities.

(3) Trends in Cash Flow Indexes

	Year ended March 31, 2009	Year ended March 31, 2010	Year ended March 31, 2011
Hitachi, Ltd. stockholders’ equity ratio (%)	11.2	14.3	15.7
Equity ratio based on market value (%)	9.4	17.4	21.3
Cash flow to interest-bearing debt ratio	5.0	3.0	3.0
Interest coverage ratio (times)	16.5	30.4	33.8

(a)	Hitachi, Ltd. stockholder’s equity ratio: Total Hitachi, Ltd. shareholders’ equity / Total assets
(b)	Equity ratio based on market value: Market capitalization / Total assets
(c)	Cash flow to interest-bearing debt ratio: Interest-bearing debt / Cash flows from operating activities
(d)	Interest coverage ratio: Cash flows from operating activities / Interest charges

Note:	Market capitalization is computed based on the number of issued shares, excluding treasury stock.

1-3. Basic Policy on the Distribution of Earnings and Fiscal 2010 and 2011 Dividends

Hitachi views enhancement of the long-term and overall interests of shareholders as an important management objective.

The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of Hitachi is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium- to long-term business plans with an eye on ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including Hitachi’s financial condition, results of operations and dividend payout ratio.

Hitachi believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, Hitachi will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by Hitachi after considering its future capital requirement under its business plans, market conditions and other relevant factors.

Based on the above policies, Hitachi plans to pay an annual dividend of 8 yen per share for fiscal 2010, which includes a commemorative dividend of 2 yen per share for Hitachi’s centennial anniversary. Dividends for fiscal 2011 have yet to be determined.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investment in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations of the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•

uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technologies on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of, or cancellation of, long-term contracts for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•

fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins or shortages of materials, parts and components;

•	fluctuations in product demand and industry capacity;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials or shortages of materials, parts and components;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socioeconomic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports and differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•

the possibility of disruption of Hitachi’s operations in Japan by earthquakes, tsunamis or other natural disasters, including the possibility of continuing adverse effects on Hitachi’s operations as a result of the earthquake and tsunami that struck northeastern Japan on March 11, 2011;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information or that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to evaluate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

2. Management Policy

(1) Basic Management Policy

Amid intensifying competition in world markets, the Hitachi Group has been expanding its business through development of Hitachi and its related companies (subsidiaries and affiliated companies). Hitachi aims to improve its development by delivering competitive products and services imbuing higher value for customers. By taking full advantage of the diverse resources of the Hitachi Group while at the same time reviewing and restructuring businesses, Hitachi will bolster its competitiveness. This process will be consistent with Hitachi’s basic management policy, which is to increase shareholder value by meeting the expectations of customers, shareholders, employees and other stakeholders.

(2) Medium- and Long-term Management Strategy

The Hitachi Group will work to drive growth through the Social Innovation Business and establish an even more solid financial base. This will involve capitalizing fully on the Hitachi Group’s business base built up over the years to promote three themes—transforming into a truly global company; expanding environmental businesses; and fusing social infrastructure and IT. The Social Innovation Business includes information and telecommunication systems, power systems, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them.

(3) Issues Facing Hitachi Group

Japan’s economy and society was significantly impacted by the Great East Japan Earthquake. As a corporate group responsible for social infrastructure, the Hitachi Group is making a concerted effort to implement the following measures:

•	Hitachi is making efforts to help with Japan’s recovery, including cooperating to alleviate power shortages, and providing relief assistance to disaster-stricken areas.

•

Hitachi will draw upon the Hitachi Group’s outstanding environmental technologies to provide products and services with a lower environmental impact and thereby help protect the natural environment. In regard to the Fukushima Nuclear Power Station, Hitachi will offer its full cooperation to the government of Japan and Tokyo Electric Power Company on short-term countermeasures, as well as on medium- and long-term measures designed to improve and resolve the situation.

Although the global economic outlook remains uncertain, the Hitachi Group is determined to continue growing and to become a truly preeminent global company. Specifically, Hitachi will continue working to achieve the Fiscal 2012 Mid-term Management Plan drafted in the previous year. To engineer the revival of a strong Hitachi, the Company will implement the following measures:

•

Hitachi will accurately grasp new business opportunities from a global standpoint, and enhance its local sales structures and R&D and production systems overseas to ensure that it addresses customer needs properly in each region. The Company will train and fully utilize the human resources needed to achieve this goal.

•

Hitachi will focus on the Social Innovation Business, which supplies advanced social infrastructure utilizing information and telecommunication systems technology. The goal is to achieve highly profitable and stable growth going forward.

•

Hitachi will promote cost structure reform activities throughout the Group, to complete the shift to a globally competitive cost structure. Examples of such activities include global procurement and expanded bulk and centralized purchasing.

•	Hitachi will continue working to bolster its financial position by improving cash flows through inventory reductions and other actions.

•	Hitachi will further cement society’s trust in the Hitachi Group by continuing to provide products and services of the highest quality to customers.

•

Hitachi has worked to eliminate misconduct within the Hitachi Group, but regrets that isolated incidents of misconduct have still occurred. Taking this situation seriously, Hitachi will reaffirm its commitment to remaining steadfast and compliant in order to eradicate misconduct.

Consolidated Statements of Operations

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Revenues	8,968,546	9,315,807	104	112,239
Cost of sales	6,849,255	6,967,433	102	83,945
Selling, general and administrative expenses	1,917,132	1,903,866	99	22,938
Operating income	202,159	444,508	220	5,356
Other income	18,185	87,237	480	1,051
(Interest and dividends)	17,816	17,507	98	211
(Other)	369	69,730	—	840
Other deductions	156,764	99,544	63	1,199
(Interest charges)	26,252	24,878	95	300
(Other)	130,512	74,666	57	900
Income before income taxes	63,580	432,201	680	5,207
Income taxes	147,971	129,075	87	1,555
Net income (loss)	(84,391)	303,126	—	3,652
Less: Net income attributable to noncontrolling interests	22,570	64,257	285	774
Net income (loss) attributable to Hitachi, Ltd.	(106,961)	238,869	—	2,878

Consolidated Balance Sheets

	Yen (millions)			U.S. Dollars (millions)
	As of March 31, 2010 (A)	As of March 31, 2011 (B)	(B)-(A)	As of March 31, 2011
Total Assets	8,964,464	9,185,629	221,165	110,670
Current assets	4,775,197	4,900,029	124,832	59,036
Cash and cash equivalents	577,584	554,810	(22,774)	6,684
Short-term investments	53,575	16,598	(36,977)	200
Trade receivables
Notes	104,353	100,694	(3,659)	1,213
Accounts	2,138,139	1,990,225	(147,914)	23,979
Investments in leases	194,108	228,346	34,238	2,751
Current portion of financial assets transferred to consolidated securitization entities	—	183,559	183,559	2,212
Inventories	1,222,077	1,341,768	119,691	16,166
Other current assets	485,361	484,029	(1,332)	5,832
Investments and advances	712,993	614,145	(98,848)	7,399
Property, plant and equipment	2,219,804	2,111,270	(108,534)	25,437
Intangible assets	518,050	528,018	9,968	6,362
Financial assets transferred to consolidated securitization entities	—	304,160	304,160	3,665
Other assets	738,420	728,007	(10,413)	8,771

Total Liabilities and Equity	8,964,464	9,185,629	221,165	110,670
Current liabilities	3,931,203	4,088,824	157,621	49,263
Short-term debt and current portion of long-term debt	755,181	810,806	55,625	9,769
Current portion of non-recourse borrowings of consolidated securitization entities	—	190,868	190,868	2,300
Trade payables
Notes	25,737	20,430	(5,307)	246
Accounts	1,229,546	1,236,758	7,212	14,901
Advances received	385,199	395,605	10,406	4,766
Other current liabilities	1,535,540	1,434,357	(101,183)	17,281
Noncurrent liabilities	2,765,416	2,655,416	(110,000)	31,993
Long-term debt	1,611,962	1,300,311	(311,651)	15,666
Non-recourse borrowings of consolidated securitization entities	—	219,566	219,566	2,645
Retirement and severance benefits	905,183	891,815	(13,368)	10,745
Other liabilities	248,271	243,724	(4,547)	2,936
Total equity	2,267,845	2,441,389	173,544	29,414
Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,439,865	155,207	17,348
Common stock	408,810	409,129	319	4,929
Capital surplus	620,577	603,133	(17,444)	7,267
Legal reserve and retained earnings	713,479	922,036	208,557	11,109
Accumulated other comprehensive loss	(432,057)	(493,062)	(61,005)	(5,941)
(Foreign currency translation adjustments)	(182,783)	(252,206)	(69,423)	(3,039)
(Pension liability adjustments)	(272,410)	(256,566)	15,844	(3,091)
(Net unrealized holding gain on available-for-sale securities)	25,564	16,905	(8,659)	204
(Cash flow hedges)	(2,428)	(1,195)	1,233	(14)
Treasury stock	(26,151)	(1,371)	24,780	(17)
Noncontrolling interests	983,187	1,001,524	18,337	12,067

Note:	Figures of Intangible assets and Other liabilities as of March 31, 2010 have been restated since the fair value measurement related to a business combination recorded in March 31, 2010 was finalized in the first quarter ended June 30,2010.

Consolidated Statements of Stockholders’ Equity

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2010	2011	2011
Hitachi, Ltd. stockholders’ equity
Common stock
Balance at beginning of year	282,033	408,810	4,925

Issuance of common stock	126,776	—	—
Conversion of convertible bonds	1	319	4

Balance at end of year	408,810	409,129	4,929

Capital surplus
Balance at beginning of year	560,066	620,577	7,477

Issuance of common stock	125,644	—	—
Conversion of convertible bonds	1	319	4
Sales of treasury stock	(136)	(9,534)	(115)
Equity transactions and other	(64,998)	(8,229)	(99)

Balance at end of year	620,577	603,133	7,267

Retained earnings
Balance at beginning of year	820,440	713,479	8,596

Effect on retained earnings of consolidation of securitization entities upon initial adoption of new accounting guidances	—	(7,732)	(93)
Net income (loss) attributable to Hitachi, Ltd.	(106,961)	238,869	2,878
Cash dividends	—	(22,580)	(272)

Balance at end of year	713,479	922,036	11,109

Accumulated other comprehensive loss
Balance at beginning of year	(586,351)	(432,057)	(5,206)

Current-period change	154,294	(61,005)	(735)

Balance at end of year	(432,057)	(493,062)	(5,941)

Treasury stock
Balance at beginning of year	(26,237)	(26,151)	(315)

Current-period change	86	24,780	299

Balance at end of year	(26,151)	(1,371)	(17)

Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,439,865	17,348

Noncontrolling interest
Balance at beginning of year	1,129,401	983,187	11,846

Effect on retained earnings of consolidation of securitization entities upon initial adoption of new accounting guidances	—	(7,210)	(87)
Net income attributable to noncontrolling interests	22,570	64,257	774
Dividends to noncontrolling interests	(24,618)	(20,184)	(243)
Equity transactions and other	(144,166)	(18,526)	(223)

Balance at end of year	983,187	1,001,524	12,067

Total equity	2,267,845	2,441,389	29,414

Comprehensive income
Net income (loss)	(84,391)	303,126	3,652
Other comprehensive income (loss) arising during the year:
Foreign currency translation adjustments	6,907	(87,379)	(1,053)
Pension liability adjustments	164,023	16,076	194
Net unrealized holding gain (loss) on available-for-sale securities	28,676	(5,352)	(64)
Cash flow hedges	(671)	1,988	24

Total other comprehensive income (loss) arising during the year	198,935	(74,667)	(900)

Comprehensive income	114,544	228,459	2,753

Consolidated Statements of Cash Flows

	The years ended March 31
	Yen (millions)		U.S. Dollars (millions)
	2010	2011	2011
Cash flows from operating activities
Net income (loss)	(84,391)	303,126	3,652
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	441,697	382,732	4,611
Amortization	116,065	115,037	1,386
Net gain on sale of investments in securities and other	(6,061)	(72,987)	(879)
Decrease (increase) in receivables	(138,785)	121,606	1,465
Decrease (increase) in inventories	205,848	(171,275)	(2,064)
Increase in payables	62,295	47,512	572
Other	201,631	115,803	1,395

Net cash provided by operating activities	798,299	841,554	10,139

Cash flows from investing activities
Purchase of property, plant and equipment, net	(265,438)	(227,033)	(2,735)
Purchase of intangible assets, net	(85,092)	(95,500)	(1,151)
Purchase of tangible assets and software to be leased, net	(248,669)	(248,580)	(2,995)
Proceeds from sale (purchase) of investments in securities and shares of consolidated subsidiaries resulting in deconsolidation, net	(129,579)	25,386	306
Collection of investments in leases	172,327	286,356	3,450
Other	25,856	(975)	(12)

Net cash used in investing activities	(530,595)	(260,346)	(3,137)

Cash flows from financing activities
Decrease in interest-bearing debt	(459,488)	(535,469)	(6,451)
Proceeds from issuance of common stock	252,420	—	—
Dividends paid to stockholders	(134)	(22,466)	(271)
Dividends paid to noncontrolling interests	(24,852)	(19,575)	(236)
Other	(270,290)	(6,666)	(80)

Net cash used in financing activities	(502,344)	(584,176)	(7,038)

Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12,030	145
Effect of exchange rate changes on cash and cash equivalents	4,298	(31,836)	(384)

Net decrease in cash and cash equivalents	(230,342)	(22,774)	(274)
Cash and cash equivalents at beginning of year	807,926	577,584	6,959

Cash and cash equivalents at end of year	577,584	554,810	6,684

Segment Information

(1) Business Segments

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Revenues

Information & Telecommunication Systems	1,705,587	1,652,040	97	19,904
	17%	16%
Power Systems	882,135	813,207	92	9,798
	9%	8%
Social Infrastructure & Industrial Systems	1,250,225	1,156,936	93	13,939
	12%	11%
Electronic Systems & Equipment	998,632	1,079,355	108	13,004
	10%	10%
Construction Machinery	583,636	751,387	129	9,053
	6%	7%
High Functional Materials & Components	1,249,327	1,408,153	113	16,966
	12%	13%
Automotive Systems	638,828	737,901	116	8,890
	6%	7%
Components & Devices	754,889	809,852	107	9,757
	7%	8%
Digital Media & Consumer Products	929,258	951,596	102	11,465
	9%	9%
Financial Services	419,650	372,981	89	4,494
	4%	4%
Others	763,665	767,463	100	9,247
	8%	7%
Subtotal	10,175,832	10,500,871	103	126,517
	100%	100%
Eliminations & Corporate items	(1,207,286)	(1,185,064)	—	(14,278)
Total	8,968,546	9,315,807	104	112,239

Note:	Revenues by business segment include intersegment transactions.

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Operating income (loss)

Information & Telecommunication Systems	94,592	98,641	104	1,188
	41%	22%
Power Systems	22,075	22,022	100	265
	9%	5%
Social Infrastructure & Industrial Systems	42,086	39,952	95	481
	18%	9%
Electronic Systems & Equipment	(5,218)	37,284	—	449
	(2%)	8%
Construction Machinery	17,649	49,192	279	593
	8%	11%
High Functional Materials & Components	44,412	84,506	190	1,018
	19%	18%
Automotive Systems	(5,486)	23,791	—	287
	(2%)	5%
Components & Devices	1,149	43,652	—	526
	0%	10%
Digital Media & Consumer Products	(7,206)	14,949	—	180
	(3%)	3%
Financial Services	8,518	14,255	167	172
	4%	3%
Others	19,423	28,930	149	349
	8%	6%
Subtotal	231,994	457,174	197	5,508
	100%	100%
Eliminations & Corporate items	(29,835)	(12,666)	—	(153)
Total	202,159	444,508	220	5,356

(2) Revenues by Market

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Japan	5,313,790	5,269,259	99	63,485
	59%	57%
Asia	1,699,071	2,073,756	122	24,985
	19%	22%
North America	729,698	781,139	107	9,411
	8%	8%
Europe	824,697	760,011	92	9,157
	9%	8%
Other Areas	401,290	431,642	108	5,201
	5%	5%
Outside Japan	3,654,756	4,046,548	111	48,754
	41%	43%
Total	8,968,546	9,315,807	104	112,239
	100%	100%

Per Share Information

	The years ended March 31
	2010	2011	2011
	(Yen)	(Yen)	(U.S. Dollars)
Hitachi, Ltd. stockholders’ equity per share	287.13	318.73	3.84
Net income (loss) attributable to Hitachi, Ltd. stockholders per share
Basic	(29.20)	52.89	0.64
Diluted	(29.20)	49.38	0.59

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations are as follows:

	The years ended March 31
	2010	2011	2011
	(Number of shares)	(Number of shares)
Weighted average number of shares on which basic net income (loss) per share is calculated	3,662,578,076	4,515,932,415
Effect of dilutive securities:
130% call option attached unsecured convertible bonds (8th series)	—	315,249,850

Number of shares on which diluted net income (loss) per share is calculated	3,662,578,076	4,831,182,265

	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars)
Net income (loss) attributable to Hitachi, Ltd. stockholders	(106,961)	238,869	2,878
Effect of dilutive securities:
Other	0	(296)	(4)

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	(106,961)	238,573	2,874

Unconsolidated Financial Statements Summary

Income Statements

	The years ended March 31
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2010 (A)	2011 (B)		2011
Revenues	1,938,810	1,795,306	93	21,630
Cost of sales	1,471,552	1,308,866	89	15,769
Gross Profit	467,258	486,439	104	5,861
Selling, general and administrative expenses	463,757	453,322	98	5,462
Operating income	3,500	33,117	946	399
Other income	98,665	123,449	125	1,487
Other deductions	42,961	29,002	68	349
Ordinary income	59,204	127,564	215	1,537
Extraordinary gain	13,684	10,944	80	132
Extraordinary loss	106,107	95,620	90	1,152
Income (loss) before income taxes	(33,217)	42,888	—	517
Current income taxes	(3,537)	(21,747)	615	(262)
Deferred income taxes	5,440	360	7	4
Net income (loss)	(35,120)	64,276	—	774
Basic EPS (yen and dollars)	(9.59)	14.23	—	0.17
Diluted EPS (yen and dollars)	—	13.32	—	0.16

Balance Sheets

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2010 (A)	As of March 31, 2011 (B)		As of March 31, 2011
Current assets	1,314,489	1,171,849	(142,639)	14,119
(Quick assets)	1,121,264	970,177	(151,087)	11,689
(Inventories)	193,224	201,672	8,447	2,430
Fixed assets	2,013,208	1,974,488	(38,720)	23,789
(Investments)	1,695,694	1,667,573	(28,120)	20,091
(Others)	317,514	306,914	(10,600)	3,698
Total assets	3,327,698	3,146,337	(181,360)	37,908

Current liabilities	1,700,390	1,584,185	(116,204)	19,087
Fixed liabilities	739,623	621,111	(118,512)	7,483
(Debentures)	229,998	229,360	(638)	2,763
(Long-term loans)	387,608	279,000	(108,608)	3,361
(Deferred tax liabilities)	14,504	12,629	(1,875)	152
(Others)	107,512	100,121	(7,391)	1,206
Total liabilities	2,440,013	2,205,296	(234,717)	26,570
Net assets	887,684	941,041	53,356	11,338
Liabilities and net assets	3,327,698	3,146,337	(181,360)	37,908

May 11, 2010

Hitachi, Ltd.

Supplementary Information for the Year ended March 31, 2011

1. Summary

(1) Consolidated Basis

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Revenues*1	8,968.5	9,315.8	104%
Operating income*1	202.1	444.5	220%
Percentage of revenues	2.3	4.8	—
Income before income taxes*1	63.5	432.2	680%
Net income (loss)*1	(84.3)	303.1	—
Net income (loss) attributable to Hitachi, Ltd.*1	(106.9)	238.8	—
Dividend payout ratio(%)	—	15.1	—
Average exchange rate (yen / U.S.$)	93	86	—
Net interest and dividends*1	(8.4)	(7.3)	—

*1	Billions of yen

	As of March 31, 2010	As of March 31, 2011
Cash & cash equivalents, Short-term investments (billions of yen)	631.1	571.4
Interest-bearing debt*2 (billions of yen)	3,110.7	2,521.5
Interest-bearing debt*3 (billions of yen)	2,367.1	2,111.7
D/E Ratio (Including Noncontrolling interests)*2 (times)	1.38	1.03
D/E Ratio (Including Noncontrolling interests)*3 (times)	1.04	0.86
Number of employees	359,746	361,745
Japan	230,948	216,393
Overseas	128,798	145,352
Number of consolidated subsidiaries (Including Variable Interest Entities)	900	913
Japan	365	351
Overseas	535	562

*2	Including liabilities (current and noncurrent) associated with the consolidation of securitization entities.
*3	Excluding liabilities (current and noncurrent) associated with the consolidation of securitization entities.

(2) Unconsolidated Basis

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Revenues*1	1,938.8	1,795.3	93%
Operating income*1	3.5	33.1	946%
Ordinary income*1	59.2	127.5	215%
Net income (loss)*1	(35.1)	64.2	—
Average exchange rate (yen / U.S.$)	93	86	—

	As of March 31, 2010	As of March 31, 2011
Cash & cash equivalents, Short-term investments (billions of yen)	98.5	34.0
Interest-bearing debt (billions of yen)	738.5	645.6
Number of employees	31,065	32,926

2. Consolidated Overseas Revenues by Business Segment*4

(Billions of yen)

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	373.9	393.8	105%
Power Systems	356.0	317.1	89%
Social Infrastructure & Industrial Systems	291.6	263.2	90%
Electronic Systems & Equipment	481.8	573.4	119%
Construction Machinery	416.4	584.5	140%
High Functional Materials & Components	462.1	535.0	116%
Automotive Systems	269.4	311.1	116%
Components & Devices	528.2	598.3	113%
Digital Media & Consumer Products	449.7	440.0	98%
Financial Services	48.9	48.5	99%
Others	81.6	99.3	122%
Subtotal	3,760.2	4,164.9	111%
Eliminations & Corporate Items	(105.4)	(118.4)	—
Total	3,654.7	4,046.5	111%

*4	Starting from current period, the figures, which also includes previous period, of Consolidated Overseas Revenues by Business Segment has changed to include intersegment transaction.

3. Overseas Production (Total Revenues of Overseas Manufacturing Subsidiaries)*5

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Overseas production (billions of yen)	2,182.4	2,487.0	114%
Percentage of revenues (%)	24	27	—
Percentage of overseas revenues (%)	60	61	—

*5	Figures in tables 3, 7, 8 and 9 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

4. Consolidated Capital Investment by Business Segment (Completion basis, including leasing assets)

(Billions of yen)

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	24.2	29.6	122%
Power Systems	31.1	10.5	34%
Social Infrastructure & Industrial Systems	25.3	17.9	71%
Electronic Systems & Equipment	10.3	13.3	129%
Construction Machinery	32.8	36.5	111%
High Functional Materials & Components	49.7	60.7	122%
Automotive Systems	15.2	17.3	114%
Components & Devices	39.0	56.6	145%
Digital Media & Consumer Products	14.7	14.7	100%
Financial Services	295.6	282.5	96%
Others	25.2	33.9	135%
Subtotal	563.5	573.9	102%
Eliminations & Corporate Items	(17.1)	(17.0)	—
Total	546.3	556.8	102%
Internal use Assets	247.4	273.1	110%
Leasing Assets	298.9	283.7	95%

5. Consolidated Depreciation by Business Segment

(Billions of yen)

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	37.7	35.5	94%
Power Systems	22.0	17.8	81%
Social Infrastructure & Industrial Systems	25.3	21.0	84%
Electronic Systems & Equipment	16.1	13.2	82%
Construction Machinery	39.1	35.2	90%
High Functional Materials & Components	78.5	68.8	88%
Automotive Systems	35.9	27.4	76%
Components & Devices	62.9	53.1	84%
Digital Media & Consumer Products	23.8	20.3	86%
Financial Services	65.2	58.8	90%
Others	32.8	27.1	83%
Subtotal	439.7	378.7	86%
Eliminations & Corporate Items	1.9	3.9	201%
Total	441.7	382.7	87%
Internal use Assets	356.4	303.6	85%
Leasing Assets	85.2	79.1	93%

6. Consolidated R&D Expenditure by Business Segment

(Billions of yen)

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	82.2	79.5	97%
Power Systems	17.6	16.4	93%
Social Infrastructure & Industrial Systems	19.9	21.5	108%
Electronic Systems & Equipment	44.1	45.1	102%
Construction Machinery	15.4	15.8	103%
High Functional Materials & Components	44.8	46.7	104%
Automotive Systems	38.4	45.3	118%
Components & Devices	69.1	74.0	107%
Digital Media & Consumer Products	18.7	23.8	127%
Financial Services	0.1	0.2	166%
Others	4.6	4.9	105%
Corporate Items	17.0	21.6	127%
Total	372.4	395.1	106%
Percentage of revenues (%)	4.2	4.2	—

7. Consolidated Balance Sheets by Financial and Non-Financial Services*5

	(Billions of yen)

	As of March 31, 2011
	Manufacturing, Services and Others	Financial Services	Total*6
Current assets	4,302.1	940.0	4,900.0
Cash and cash equivalents	533.6	108.8	554.8
Trade receivables	1,770.8	483.4	2,090.9
Investments in leases	82.6	171.2	228.3
Current portion of financial assets transferred to consolidated securitization entities	58.2	125.3	183.5
Inventories	1,341.8	0.2	1,341.7
Others	514.9	50.9	500.6
Investments and advances	605.6	43.2	614.1
Property, plant and equipment	1,920.1	193.4	2,111.2
Financial assets transferred to consolidated securitization entities	—	304.1	304.1
Other assets	849.8	456.7	1,256.0
Total Assets	7,677.7	1,937.6	9,185.6
Current liabilities	3,505.8	926.8	4,088.8
Short-term debt and current portion of long-term debt	605.2	347.4	810.8
Current portion of non-recourse borrowings of consolidated securitization entities	21.8	169.0	190.8
Trade payables	1,182.3	224.7	1,257.1
Others	1,696.4	185.6	1,829.9
Long-term debt	886.5	484.3	1,300.3
Non-recourse borrowings of consolidated securitization entities	—	219.5	219.5
Other noncurrent liabilities	1,075.0	64.8	1,135.5
Total Liabilities	5,467.4	1,695.5	6,744.2
Total Hitachi, Ltd. stockholders’ equity	1,308.9	142.8	1,439.8
Noncontrolling interests	901.3	99.1	1,001.5
Total Equity	2,210.3	242.0	2,441.3
Total Liabilities and Equity	7,677.7	1,937.6	9,185.6

Interest-bearing debt*2	1,513.6	1,220.3	2,521.5
D/E ratio (including noncontrolling interests)*2	0.68	5.04	1.03
D/E ratio (including noncontrolling interests)*3	0.67	3.44	0.86
Total Hitachi, Ltd. stockholders’ equity ratio	17.0%	7.4%	15.7%

*6	Total Figures exclude intra-segment transactions.

8. Consolidated Statements of Operations by Financial and Non-Financial Services*5

	(Billions of yen)

	Fiscal 2010
	Manufacturing, Services and Others	Financial Services	Total*6
Revenues	9,112.6	372.9	9,315.8
Operating income	431.7	14.2	444.5
Income before income taxes	419.7	13.9	432.2
Net income attributable to Hitachi, Ltd.	236.3	4.2	238.8

9. Consolidated Statements of Cash Flows by Financial and Non-Financial Services*5

	(Billions of yen)

	Fiscal 2010
	Manufacturing, Services and Others	Financial Services	Total*6
Cash flows from operating activities	671.5	190.9	841.5
Cash flows from investing activities	(399.9)	126.9	(260.3)
Cash flows from financing activities	(255.3)	(434.2)	(584.1)
Effect of consolidation of securitization entities upon initial adoption of new accounting guidances	—	12.0	12.0
Effect of exchange rate changes on cash and cash equivalents	(31.6)	(0.1)	(31.8)
Net decrease in cash and cash equivalents	(15.5)	(104.4)	(22.7)
Cash and cash equivalents at beginning of year	549.1	213.3	577.5
Cash and cash equivalents at end of year	533.6	108.8	554.8

10. Information & Telecommunication Systems

(1) Revenues and Operating Income*7

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Revenues	1,705.5	1,652.0	97%
Software & Services	1,139.6	1,119.7	98%
Software	152.6	159.4	104%
Services	987.0	960.2	97%
Hardware	565.8	532.3	94%
Storage*8	194.4	184.9	95%
Servers*9	57.0	49.6	87%
PCs*10	28.9	29.5	102%
Telecommunication	141.4	135.6	96%
Others	144.1	132.5	92%
Operating income	94.5	98.6	104%
Software & Services	77.1	85.8	111%
Hardware	17.3	12.7	73%

*7	Figures for each product exclude intra-segment transactions.
*8	Figures for Storage include disk array subsystems, etc.
*9	Figures for Servers include general-purpose computers, UNIX servers, etc.
*10	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2) Storage Solutions

(Billions of yen)

	Fiscal 2009	Fiscal 2010
	(A)	(B)	(B)/(A)
Revenues	304.0	322.0	106%

11. Hard Disk Drives*11*12

	Fiscal 2009	Fiscal 2010			Fiscal 2011
		Three months ended June 30	Total		Three months ending June 30
Period recorded for consolidated accounting purposes	(A)	(B)	(C)	(C)/(A)	(D)(Preliminary)	(D)/(B)
Shipment Period	Jan. 2009 to Dec. 2009	Jan. 2010 to Mar. 2010	Jan. 2010 to Dec. 2010		Jan. 2011 to Mar. 2011
Revenues
Billions of yen	451.7	132.3	526.8	117%	115.4	87%
Millions of U.S. dollars	4,821	1,459	6,003	125%	1,402	96%
Operating income
Billions of yen	9.2	19.7	57.2	621%	6.6	34%
Millions of U.S. dollars	106	217	645	606%	80	37%
Shipments (thousand units)*13	91,400	26,500	113,800	124%	28,600	108%
Consumer and Commercial
2.5-inch	50,600	15,700	65,300	129%	15,800	101%
3.5-inch	31,700	7,800	34,000	107%	8,900	115%
Servers	5,500	1,500	7,400	135%	1,900	132%
Emerging	2,070	780	3,530	170%	970	123%
External HDD	1,550	800	3,460	224%	930	116%

*11	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the twelve months ended March 31, 2011 include the operating results of Hitachi GST for the twelve months ended December 31, 2010.
*12	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*13	Shipment less than 100,000 units have been rounded, with the exception of Emerging and External HDD, where shipment less than 10,000 units have been rounded.